Exhibit 12.1
VECTOR GROUP LTD.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands, Except Ratios)
(Unaudited)

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Earnings as defined:
Pre-tax income	33,895	6,471	82,487	63,487	53,717	123,157	85,570
Distributions from investees	898	1,693	5,152	4,251	19,169	9,322	12,212
Interest expense	25,286	40,782	146,787	147,084	132,538	93,939	72,572
(Income) in equity of affiliate	(338)	(1,552)	(4,103)	(22,925)	(29,764)	(19,966)	(23,963)
Interest portion of rental expense (1)	1,743	1,755	7,505	2,174	1,367	1,438	1,223
Total earnings	61,484	49,149	237,828	194,071	177,027	207,890	147,614
Fixed charges as defined:
Interest expense	25,286	40,782	146,787	147,084	132,538	93,939	72,572
Interest portion of rent expense (1)	1,743	1,755	7,505	2,174	1,367	1,438	1,223
Total fixed charges	27,029	42,537	154,292	149,258	133,905	95,377	73,795
Ratio of earnings to fixed charges	2.27	1.16	1.54	1.30	1.32	2.18	2.00

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(1) One third of rent expense is the portion deemed representative of the interest factor.